May 4, 2009

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attn:    Ronald Houseal, Esq.

Re:      Direct Insite Corp.
         Amendment No. 3 to Registration Statement on Form S-1
         filed April 14, 2009
         File No. 333-153792

Ladies and Gentlemen:

     On behalf of Direct Insite Corp. (the "Company"), the following is our response to the comments of the Securities and Exchange Commission ("SEC") set forth in its letter dated April 23, 2009 with respect to the above-referenced document filed by the Company. Supplemental information provided to you in this letter is based upon information and/or documentation provided by the Company. As previously discussed with the staff, Amendment No. 3 only covers Part II of the Registration Statement.

Exhibit 5

     Please be advised  supplementally  that the opinion of counsel furnished as
Exhibit 5 has been revised to address the staff's comment.

     The Company will refrain from requesting acceleration of the Registration Statement while the Company's confidential treatment application is still under review.

                                    Very truly yours,

                                    BECKMAN, LIEBERMAN & BARANDES, LLP

                                       /s/ David H. Lieberman
                                    By:  David H. Lieberman